Contact

www.linkedin.com/in/
matthewdevico (LinkedIn)

Top Skills

Security

Management

Network Security

Certifications

GIAC Strategic Planning, Policy, and Leadership (GSTRT)

ITIL Foundations v3

Certified Information Systems Security Professional (CISSP)

Matt DeVico

Chief Information Security Officer at Academy Mortgage Corporation

Salt Lake City

Summary

My roles are focused in technology and operations where responsibilities include leading cybersecurity, service and support, innovation, product, operations, governance, and risk teams. Building comprehensive information security strategies, developing policies, leading technical operations and monitoring environmental health are core competencies. I am currently the Chief Information Security Officer at a top 15 privately held nationwide mortgage company and was previously the VP of Operations at a security software company. I have my MBA, a B.S. in Information Systems, and Economics Minor from the University of Utah; CISSP, ITIL, and GSTRT certifications.

Experience

Academy Mortgage Corporation

Chief Information Security Officer

January 2019 - Present (3 years 5 months)

Greater Salt Lake City Area

• Oversee Information Security efforts enterprise wide.

• Lead security engineering, vulnerability response, the security operations center, incident response, IAM, TPRM, AppSec, and GRC efforts.

• Communicate program maturity and acceptable KPIs to the Board of Directors and Executive Team.

• Collaborate and work closely with sales leadership, risk management, information technology, audit, and compliance divisions.

• Develop comprehensive plans for enterprise adoption and compliance for PCI, FFIEC, CCPA and Privacy, NIST, SANS, State and Federal Regulation, and E13PA.

RiskRecon

Vice President of Operations

June 2016 - January 2019 (2 years 8 months)

Greater Salt Lake City Area

• Lead domestic and foreign teams responsible for delivery, product support, office administration and technology operations.
• Develop and maintain acceptable levels for KPIs.
• Oversee operations of the company.

Academy Mortgage Corporation
4 years 9 months

Information Security Manager
July 2013 - June 2016 (3 years)
Greater Salt Lake City Area

• Responsible for managing programs and initiatives around Network Security, Incident Response, Log and Event Management, Vulnerability Assessments, Penetration Testing, Policy Development, Mobile and BYOD Security, Desktop/Laptop/Server Security and Compliance, Identity and Access Management, and Physical Security.
• Develop and execute security efforts to meet regulation standards.
• Manage relationships with security vendors.
• Develop and manage information security budgets, and monitor them for variances.
• Develop programs and procedures to ensure the physical safety of employees and visitors.
• Implement programs to raise employee awareness.
• Prioritize and coordinate execution of company wide security initiatives.
• Audit existing environments, find holes in platforms, and assist in the remediation of identified areas.
• Manage and develop risk portfolio for IT Infrastructure and Security.

Information Security Engineer
October 2011 - July 2013 (1 year 10 months)
Greater Salt Lake City Area

• Lead Engineer for Information Security initiatives based on adopted framework for corporate wide security controls. Specific initiatives include Single Sign On, Identity and Access Management, Patch Management, Remote File Storage, Anti-Virus and Endpoint Control for Server Infrastructure and End User Computing, Log and Event Management, and Physical Security.
• Played role in the implementation, development, and project planning for Palo Alto Firewalls, OWASP training programs for developers, policy development, vulnerability assessments, Information Security operations customer satisfaction and results delivery.
• Interpret security policy and implement technical controls.

• Develop and deliver training materials and perform general security awareness for specific technologies.
• Trained less experienced IT personnel.
• Enhanced the security posture of internally developed tools and Infrastructure.

Zions Bancorporation
4 years 10 months

Information Security Analyst
September 2010 - October 2011 (1 year 2 months)
Greater Salt Lake City Area

IT Support Team Lead
January 2009 - September 2010 (1 year 9 months)
Greater Salt Lake City Area

IT Support Specialist
January 2007 - January 2009 (2 years 1 month)
Greater Salt Lake City Area

Rowland Hall-St. Mark's School
Intern
June 2007 - August 2007 (3 months)
• Assisted in creating a Sustainability class for upcoming High School students.
• Administered a three year budget of $100,000.

Education

Westminster College
Master of Business Administration (MBA) · (2016 - 2019)

University of Utah
BUA2BS, Management Information Systems, General · (2008 - 2012)

University of Utah
Associate’s Degree, Economics · (2008 - 2012)